Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(Supplements the Preliminary Prospectus	Registration Statement No. 333-201417
Supplement dated May 30, 2017)

CIT Group Inc.
325,000 Shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock,
Series A

Pricing Term Sheet

May 31, 2017

Issuer:	CIT Group Inc.
Security:	Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”)
Size:	325,000 shares
Expected Security Ratings*:	B1 (Moody’s) / B+ (S&P) / B (Fitch)
Public Offering Price:	$1,000 per share
Liquidation Preference:	$1,000 per share
Maturity:	Perpetual
Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.800% from the original issue date to, but excluding, June 15, 2022, and, thereafter, at a floating rate per annum equal to three-month LIBOR on the related dividend determination date plus a spread of 3.972% per annum.
Dividend Payment Dates:	Semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2017 and ending on June 15, 2022, and, thereafter, quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2022.
Day Count:	From the issue date to, but excluding, June 15, 2022, 30/360; from and including June 15, 2022, Actual/360.
Optional Redemption:	The Issuer may redeem the Preferred Stock at its option, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without regard to any undeclared dividends, (i) in whole or in part, from time to time, on any dividend payment date on or after June 15, 2022, or (ii) in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event”.
Underwriting Discount:	$17.538 per share
Net Proceeds (before expenses) to the Issuer:	$319,300,150
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC

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Co-Managers:	Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Trade Date:	May 31, 2017
Settlement Date:	June 7, 2017 (T+5). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Preferred Stock on the date of pricing will be required, by virtue of the fact that the Preferred Stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
CUSIP / ISIN Number:	125581 GU6 / US125581GU67
Listing:	The Preferred Stock will not be listed on any securities exchange.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at its number below:

Morgan Stanley & Co. LLC	(866) 718-1649
Barclays Capital Inc.	(888) 603-5847
Credit Suisse Securities (USA) LLC	(800) 221-1037

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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